CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary



CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com


SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2003
WASH. D.C. 152 SECTION


SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2003
WASH. D.C. 181 SECTION

August 1, 2003

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

Included with this documentation are the Audited Consolidated Financial Statements of the Company for the year ended May 31, 2003.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

dw 8/11/03

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces portfolio management changes

TORONTO (July 15, 2003) – CI Mutual Funds Inc. ("CI") today announced portfolio management changes to four mutual funds, effective August 2, 2003.

First, Bill Miller, CEO of Legg Mason Funds Management, Inc. of Baltimore, will become portfolio manager of CI American Growth Fund and the Insight U.S. Growth Pool. As manager of the U.S.-based Legg Mason Value Trust, Inc., Mr. Miller is the only equity mutual fund manager to outperform the S&P 500 Index in each of the last 12 calendar years. He is also portfolio manager of CI Value Trust Fund, which is modelled on the Legg Mason fund. The change also affects CI American Growth RSP Fund, a 100% RSP-eligible fund.

Second, Eric Bushell, Chief Investment Officer of CI's Signature Funds group, has been appointed portfolio manager of CI Canadian Stock Fund. Mr. Bushell's other funds include the Signature Select Canadian Fund, which is one of the top five Canadian equity funds for returns over the five years ending May 31, 2003. As Chief Investment Officer, he oversees the investment of more than $6.5 billion.

Third, Nandu Narayanan, Chief Investment Officer of Trident Investment Management, LLC of New York, will become portfolio manager of CI European Growth Fund. Mr. Narayanan is already manager of CI European Fund, as well as a number of other regional and global equity funds. The change also affects CI European Growth RSP Fund.

In all cases, the new managers are replacing MFS Institutional Advisors, Inc. of Boston. MFS will continue as portfolio manager of CI World Equity Fund.

"When we acquired Spectrum Investment Management Limited and Clarica Diversico Ltd. in July 2002, we inherited sub-advisory relationships with a large number of outside money managers," said Peter W. Anderson, CI President. "While all of these firms have been of high quality, it is imperative that CI streamline its overall lineup of funds and portfolio managers. MFS is a very strong and prestigious U.S. money management firm and we are pleased to keep them as portfolio adviser to CI World Equity Fund."

Mr. Anderson noted that the funds affected by these changes are all candidates to be merged into similar funds with the goal of reducing costs for their unitholders by creating larger, more efficient funds.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned investment management company with approximately $33.9 billion in fee-earning assets as of June 30, 2003. It has the industry's broadest selection of investment funds,



News Release

including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

-30-

For further information, contact:
Peter W. Anderson
President, CI Mutual Funds Inc.
Tel.: 416-364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate | Symbole TSX : CIX

Fonds CI annonce des changements dans la gestion de portefeuille

TORONTO (Le 15 juillet 2003) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui des changements dans la gestion de quatre fonds mutuels, à compter du 2 août 2003.

Premièrement, Bill Miller, président et chef de la direction de Legg Mason Funds Management Inc., situé à Baltimore, deviendra le gestionnaire de portefeuille du Fonds de titres de croissance américains CI et du Fonds américain de croissance Prestige. En tant que gestionnaire du Fonds américain de valeur de fiducie Legg Mason, M. Miller est le seul gestionnaire de fonds mutuels d'actions à avoir surclassé l'indice S&P 500 sur chacune des 12 dernières années civiles. Il est également le gestionnaire de portefeuille du Fonds de valeur de fiducie CI, qui est modelé sur le Fonds Legg Mason. Le changement touche aussi le Fonds RER de titres de croissance américains CI, un fonds 100 % admissible aux RER.

Deuxièmement, Eric Bushell, directeur des placements des Fonds Signature CI, a été nommé gestionnaire de portefeuille du Fonds canadien de participations CI. M. Bushell gère aussi le Fonds canadien sélect Signature, qui est l'un des 5 meilleurs fonds d'actions canadiennes pour les rendements sur la période de 5 ans terminée le 31 mai 2003. En tant que directeur des placements, il supervise un placement de plus de 6,5 milliards de dollars.

Troisièmement, Nandu Narayanan, président et chef de la direction de Trident Investment Management LLC de New York, deviendra le gestionnaire de portefeuille du Fonds de titres de croissance européens CI. M. Narayanan est déjà gestionnaire du Fonds européen CI, ainsi que d'un certain nombre d'autres fonds d'actions régionaux et mondiaux. Le changement touche aussi le Fonds RER de titres de croissance européens CI.

Dans tous les cas, les nouveaux gestionnaires remplacent MFS Institutional Advisors Inc., situé à Boston. MFS continuera à gérer le portefeuille du Fonds d'actions mondiales CI.

« Lorsque nous avons acquis Spectrum Investment Management Limited et Clarica Diversico Ltd. en juillet 2002, nous avons hérité des relations de sous-consultants avec un grand nombre de gestionnaires de portefeuille externes, » a déclaré Peter W. Anderson, président de CI. « Même si toutes ces firmes sont de grande qualité, il est impératif que CI rationalise sa gamme de fonds et de gestionnaires de portefeuille. MFS est une excellente firme de gestion de portefeuille américaine, très prestigieuse, et nous sommes heureux de la garder avec nous an tant que gestionnaire de portefeuille du Fonds d'actions mondiales CI. »

M. Anderson a souligné que les fonds affectés par ces changements sont tous candidats à la fusion avec des fonds semblables. Cette fusion a pour objectif de réduire les coûts pour les porteurs de parts en créant des fonds plus importants et plus efficaces.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX) qui est une société de gestion de placements indépendante, sous contrôle canadien et qui gérait 33,9 milliards d'actifs rapportant des commissions au 30 juin 2003. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds particuliers à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture. CI a un site Web à l'adresse www.cifunds.com.

-30-

Pour de plus amples renseignements, communiquez avec :
Peter W. Anderson
Président, CI Mutual Funds Inc.
Tél.: 416 364-1145



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds reports continued asset growth in June

TORONTO (July 3, 2003) – CI Fund Management Inc. today reported that its fee-earning assets rose 2.3% to $33.9 billion in June 2003, the third consecutive month of growth.

Mutual and segregated fund assets at its wholly owned subsidiary CI Mutual Funds Inc. grew by 0.8% to $28.8 billion during the month, while institutional assets rose 15.6% to $4.0 billion. Institutional assets are managed by CI subsidiaries on behalf of clients such as pension funds. In June, BPI Global Asset Management LLP of Orlando, Florida, added two institutional mandates totalling approximately $500 million, accounting for most of the growth in this category.

Meanwhile, CI recorded net redemptions of $68 million during the month, which included approximately $23 million in redemptions from money market funds.

In other developments in June, Morningstar Canada reported that CI continued to lead the industry with the most funds with its top five-star rating at May 31, 2003.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

-30-

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145


SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2003
WASH. D.C. 152 SECTION


SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2003
WASH. D.C. 181 SECTION

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce une croissance continue de l'actif en juin

TORONTO (3 juillet 2003) – CI Fund Management Inc. annonce aujourd'hui que ses actifs rapportant des commissions ont progressé de 2,3 % à 33,9 milliards de dollars en juin, un troisième mois consécutif de croissance.

Les actifs des fonds communs en placement et des fonds distincts de sa filiale en propriété exclusive, CI Mutual Funds Inc., ont progressé de 0,8 % à 28,8 milliards de dollars durant le mois, alors que les actifs institutionnels, eux, ont progressé de 15,6 % à 4 milliards de dollars. Les actifs institutionnels sont gérés par les filiales de CI pour les clients, comme les fonds de retraite. En juin, BPI Global Asset Management LLP d'Orlando (Floride), ont ajouté deux mandats institutionnels additionnels de 500 millions de dollars au total, représentant la plus grande croissance dans cette catégorie.

Pendant ce temps, CI a enregistré des rachats nets de 68 millions de dollars durant le mois, qui ont compté à peu près 23 millions de dollars de rachats des fonds du marché monétaire.

Au chapitre des autres nouvelles de juin, Morningstar a annoncé que CI continuait à dominer l'industrie avec la majorité de ses fonds classés au maximum de 5 étoiles au 31 mai 2003.

CI Fund Management Inc. (TSX : CIX) est une société de gestion indépendante, sous contrôle canadien, qui offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds particuliers à un secteur d'activité, des fonds mondiaux 100 % admissibles aux REER, des fonds distincts et des fonds de couverture. CI a un site web à l'adresse www.cifunds.com.

-30-

Pour de plus amples renseignements, communiquez avec :

Stephen A. MacPhail
Vice-président à la direction,
Chef de l'exploitation et chef des finances
CI Fund Management Inc.
Tél.: 416 364-1145